UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of July 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Item 1:	Form 6-K dated July 7, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: July 7, 2016

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

UK & EUROPEAN GROWTH DRIVES JAGUAR LAND ROVER’S RECORD-BREAKING

HALF-YEAR SALES

Whitley, UK, July 7, 2016: Sales increases in Europe and the UK have supported record-breaking half-year sales results for Jaguar Land Rover, retail sales of 291,556 vehicles, up 22% on the same six month period last year. It was the company’s best-ever June performance, with retail sales of 46,456 vehicles, 17% up on 2015.

This growth has been primarily driven by an increase in Jaguar sales of 64% for the first half of the year. With retails of almost 9,500 vehicles, the F-PACE is Jaguar’s fastest selling model and the brand’s growth is supported by continued strong sales of both the XE and XF.

During the first half of the year, Jaguar Land Rover has seen increased sales across all of its major regions with 35% in Europe, 21% in the UK, 21% in North America, 19% in China and 11% in overseas markets.

In an impressive first six months of the year, Jaguar Land Rover has introduced new models such as the Range Rover Evoque Convertible and Jaguar F-PACE as well as opened a new £240m facility in Brazil. It has won almost 90 global awards for its vehicles, people and facilities.

Retail sales in for the month of June were up year-on-year across all regions with 44% in North America, 19% in China, 14% in Europe, 8% in the UK and 7% in overseas markets.

Andy Goss, Group Sales Operations Director, said: “With record-breaking sales in both the UK and Europe backed up by a strong performance in North America, Jaguar Land Rover has sold almost 300,000 vehicles during the first half of 2016.

“Jaguar has seen unprecedented growth driven by the successful introduction of the Jaguar F-PACE as well as continued strong sales of the XE. Land Rover has delivered a solid performance, particularly for the Discovery Sport, which is now the brand’s best-selling vehicle.”

Jaguar has sold 61,651 vehicles during the first 6 months of the year (up 64% year-on-year) and 13,171 vehicles in June (up 84% year-on-year) whilst retail sales for Land Rover reached 229,905 vehicles in the first half of calendar year 2016 (up 14% year-on-year) and 33,285 vehicles in June (up 3% year-on-year).

	June 2016	% increase	Jan - June	% increase	Apr – Jun 2016	% increase
Jaguar Land Rover	46,456	17	291,556	22	132,743	16
Jaguar	13,171	84	61,651	64	31,797	76
Land Rover	33,285	3	229,905	14	100,946	4

ENDS.

Notes to editors:

•	Jaguar Land Rover is the largest automotive manufacturer in Britain;

•	Over the past five years, Jaguar Land Rover has doubled sales and employment, more than tripled turnover, and invested over £12 billion in new product creation and capital expenditure;

•	With a balanced regional distribution of sales, in 2015, Jaguar Land Rover sold 487,065, up 5% year-on-year. Of that, Jaguar sold 83,986 vehicles and Land Rover sold 403,079 vehicles;

•	Jaguar Land Rover will invest over £3.75 billion in its products and facilities in Fiscal 2016 /17;

•	Jaguar Land Rover is one of the UK’s largest exporters and generates over 80% of its revenue from exports.

For more information, please visit www.newsroom.jaguarlandrover.com or contact:

Chas Hallett

M: + 44 (0)7469 039535

E: challett@jaguarlandrover.com

Lisa Palmer

M: +44 (0) 7557 540611

E: lpalmer1@jaguarlandrover.com

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.